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                              June 29, 2023

       Boxun Zhang
       Chief Financial Officer
       Concord Medical Services Holdings Ltd
       Room 2701-05, Tower A, Global Trade Center
       36 North Third Ring Road, Dongcheng District
       Beijing 100013
       People   s Republic of China

                                                        Re: Concord Medical
Services Holdings Ltd
                                                            Form 20-F filed
April 19, 2023
                                                            File No. 001-34563

       Dear Boxun Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed April 19, 2023

       Conventions That Apply to this Annual Report on Form 20-F, page 1

   1. We note your defined term "China" excludes "Taiwan and the special administrative regions of Hong Kong
and Macau." Please clarify that the legal and operational risks associated with
operating in China discussed elsewhere in the annual report also apply to operations in Hong Kong
and Macau.
       Part I, Item 3. Key Information, page 3

   2. At the onset of Part 3, provide prominent disclosure about the legal and operational risks associated with being
based in or having the majority of the company   s operations in
                                                        China. Your disclosure
should make clear whether these risks could result in a material change in your
operations and/or the value of your securities or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and
 Boxun Zhang
FirstName  LastNameBoxun   Zhang Ltd
Concord Medical  Services Holdings
Comapany
June       NameConcord Medical Services Holdings Ltd
     29, 2023
June 29,
Page 2 2023 Page 2
FirstName LastName
         cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange.
3. At the onset of Part 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
         investors.
4. At the onset of Part 3, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors
Summary of Risk Factors, page 3

5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the
 Boxun Zhang
FirstName  LastNameBoxun   Zhang Ltd
Concord Medical  Services Holdings
Comapany
June       NameConcord Medical Services Holdings Ltd
     29, 2023
June 29,
Page 3 2023 Page 3
FirstName LastName
         securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
Risks Related to Our Business and Industry
You may have difficulty enforcing judgments obtained against us, page 24

6. Please revise page 24 to state whether your directors and officers are located in China.
         Additionally, include this disclosure as a summary risk factor and restate it in a separate
         Enforceability of Civil Liabilities section.
Risks Related to Doing Business in China
We are subject to complex and evolving laws, regulations and governmental policies regarding privacy and data protection..., page 30

7. We note your disclosure on page 30. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the
         CAC to date.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

8. We note your statement that you reviewed your register of members and public filings on
         EDGAR made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).
9. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
10. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. In that regard, we note from exhibit 8.1 that you have consolidated foreign
 Boxun Zhang
Concord Medical Services Holdings Ltd
June 29, 2023
Page 4
         operating entities in PRC as well as in Hong Kong, Singapore and British Virgin Islands.
         With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
11. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge   . Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. You may contact Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Jordan Nimitz at 202-551-5831 or
Margaret Schwartz at 202-551-7153 with any other questions.



                                                             Sincerely,
FirstName LastNameBoxun Zhang
                                                   Division of Corporation
Finance
Comapany NameConcord Medical Services Holdings Ltd
                                                   Office of Industrial
Applications and
June 29, 2023 Page 4                               Services
FirstName LastName